    
Beth Mooney, Keycorp Chairman and CEO, Joins Ford Board of Directors

DEARBORN, Mich., July 10, 2019 – The board of directors of Ford Motor Company (NYSE: F) today elected Beth Mooney as a director, effective immediately. The addition takes the number of board members to 14.

Mooney has served as chairman and chief executive officer of KeyCorp since May 2011. She has been a KeyCorp board member since 2010, having joined the company in April 2006 as vice chair of Key Community Bank.

Mooney has more than 35 years of experience in retail banking, commercial lending and real-estate financing. Prior to KeyCorp, she was in senior positions at Alabama-based AmSouth Bancorporation (now Regions Financial Corp.) and Bank One Corp., among other institutions.

"Beth is a proven leader with a wealth of experience and deep understanding of the financial industry," said Executive Chairman Bill Ford. "With extensive banking and business expertise, she brings a unique perspective that will enhance the board during this transformational time in our company and the industry."

At Ford, Mooney will serve on the board's Audit and Nominating & Governance committees. Mooney is also a director of AT&T Inc. She is board chair of Cleveland Clinic, and serves on the boards of Catalyst, a global nonprofit organization that helps accelerate workplace progress for women, and The Conference Board.

Additionally, Mooney is president of the Federal Advisory Council; a director of The Bank Policy Institute, including chair of its BITS technology-policy division; and a member of the Supervisory Board of The Clearing House, the Business Roundtable and the Committee of 200.

Mooney holds a bachelor's degree from the University of Texas at Austin and a master's degree in Business Administration from Southern Methodist University in Dallas.

Reference Information
For biographical information and a photo of Beth Mooney, click here.

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About Ford Motor Company
Ford Motor Company is a global company based in Dearborn, Michigan. The company designs, manufactures, markets and services a full line of Ford cars, trucks, SUVs, electrified vehicles and Lincoln luxury vehicles, provides financial services through Ford Motor Credit Company and is pursuing leadership positions in electrification, autonomous vehicles and mobility solutions. Ford employs approximately 196,000 people worldwide. For more information regarding Ford, its products and Ford Motor Credit Company, please visit www.corporate.ford.com.

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